Filed pursuant to General Instruction II.L of Form F-10

File No. 333-224432

PROSPECTUS SUPPLEMENT

(To Base Shelf Prospectus dated May 4, 2018)

  US$6,450,000

  Common Shares

Oncolytics Biotech Inc. (“Oncolytics” or the Corporation”) has entered into an equity distribution agreement dated October 24, 2018 (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (the “Agent”) relating to our common shares (“Common Shares”). In accordance with the terms of the Equity Distribution Agreement, we may offer and sell Common Shares having an aggregate offering price of up to US$30,000,000, subject to an aggregate maximum of US$6,450,000 that may be offered and sold through the Agent, as our agent, under this Prospectus Supplement (the “Offering”). See “Plan of Distribution” beginning on page S-18 of this Prospectus Supplement for more information regarding these arrangements.

Our Common Shares are listed on the Nasdaq Capital Market (“NASDAQ”) under the symbol “ONCY” and on the Toronto Stock Exchange (“TSX”) under the symbol “ONC”. On October 23, 2018, the last reported sale price of our Common Shares was US$3.0959 per Common Share on NASDAQ and C$4.07 per Common Share on the TSX.

Upon delivery of a placement notice by us, if any, the Agent may sell the Common Shares in the United States only and such sales will only be made by transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including, without limitation, sales made directly on NASDAQ, or on any other existing trading market for the Common Shares in the United States. No Common Shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions. The Agent will make all sales using commercially reasonable efforts consistent with their normal sales and trading practices and on mutually agreed upon terms between the Agent and us. The Common Shares will be distributed at the market prices prevailing at the time of the sale of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement.

The compensation to the Agent for sales of our Common Shares under this Prospectus Supplement will not exceed three percent (3%) of the gross proceeds from the sale of such Common Shares. See “Plan of Distribution” in this Prospectus Supplement.

The net proceeds, if any, from sales under this Prospectus Supplement will be used as described under the section titled “Use of Proceeds” in this Prospectus Supplement. The proceeds we receive from sales will depend on the number of Common Shares actually sold and the offering price of such Common Shares. We estimate the total expenses of this Offering, excluding the Agent’s fee, will be approximately US$150,000.

In connection with the sale of the Common Shares on our behalf, the Agent will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Agent will be deemed to be an underwriting commission or discount. We have agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act.

Neither the Agent, nor any of its affiliates or any person or company acting jointly or in concert with the Agent, has over-alloted, or will over-allot, Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

An investment in the Common Shares is speculative and bears certain risks. See “Risk Factors” on beginning on page S-9 in this Prospectus Supplement and on page 6 of the accompanying Prospectus.

The Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the Prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. This Prospectus Supplement and the Prospectus may not describe these tax consequences fully. You should read the tax discussion under the heading “Material U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the majority of its officers and directors are residents of Canada, that many of the experts named in this Prospectus Supplement and the Prospectus are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Messrs. Wayne Pisano, William G. Rice and Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano, Rice and Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The financial information of the Corporation incorporated by reference in the Prospectus is presented in Canadian dollars. Unless otherwise noted herein, all references to “US$”, “United States dollars” or “US dollars” are to United States dollars and all references to “C$” or “$”, are to Canadian dollars. See “Exchange Rate”.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

Canaccord Genuity

The date of this Prospectus Supplement is October 24, 2018.

TABLE OF CONTENTS

Prospectus Supplement

Base Shelf Prospectus dated May 4, 2018

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and Common Shares and the method of distribution of the Common Shares and also supplements and updates information regarding Oncolytics Biotech Inc. contained and incorporated by reference in the Prospectus. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the Common Shares. Both documents contain important information you should consider when making your investment decision. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. If information in this Prospectus Supplement is inconsistent with the Prospectus or the information incorporated by reference in the Prospectus, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the accompanying Prospectus, together with the additional information about us to which we refer you in the section of this Prospectus Supplement entitled “Where You Can Find Additional Information.”

You should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus. The Corporation and the Underwriter have not authorized anyone to provide you with different information. If anyone provides you with any different or inconsistent information, you should not rely on it. The Corporation is offering the Common Shares only in jurisdictions where such offers are permitted by law.

You should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this Prospectus Supplement, “Oncolytics,” the “Corporation,” “we,” “us,” and “our” refer to Oncolytics Biotech Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus contain certain statements relating to future events or the Corporation’s future performance which constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the Corporation’s control, including without limitation:

•	risks related to all of our products, including REOLYSIN® (pelareorep), being in the research and development stage and requiring further development and testing before they can be marketed commercially;

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•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of, foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to being subject to government manufacturing and testing regulations;

•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential product liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to our dependence on third party relationships for research and clinical trials;

•	risks related to our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. Ltd.;

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to other third-party arrangements;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law, including those relating to the enforcement of judgments obtained in Canada or the United States;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to fluctuations in interest rates;

•	risks related to information technology systems; and

•	risks related to our Common Shares.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Corporation’s Annual Report (as defined below). If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the securities commissions or similar regulatory authorities in Canada and the SEC for additional information on risks and uncertainties relating to forward-looking statements.

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The Corporation cautions that the foregoing list of factors that may affect future results is not exhaustive. The forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus is made as of the date of such documents. The forward-looking information contained in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference in the Prospectus is expressly qualified by this cautionary statement. The Corporation does not undertake any obligation to publicly update or revise any forward-looking information except as required pursuant to applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 telephone (403) 670-7377, and are available electronically under the Corporation’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, the Prospectus:

•	our annual report on Form 20-F (“Annual Report”) dated March 19, 2018, for the year ended December 31, 2017 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form);

•	our management information circular dated March 27, 2018 relating to the annual general meeting of shareholders held on May 3, 2018;

•	our audited consolidated financial statements, together with the notes thereto, as at December 31, 2017 and 2016, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2017 and 2016, together with the independent auditors’ report thereon;

•	our management’s discussion and analysis of financial condition and results of operations dated March 8, 2018, for the year ended December 31, 2017;

•	our unaudited interim consolidated financial statements, together with the notes thereto, as at June 30, 2018 and 2017, which comprise the interim consolidated statements of financial position as at June 30, 2018 and 2017, and the interim consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the six months ended June 30, 2018 and 2017; and

•	our management’s discussion and analysis of financial condition and results of operations dated August 2, 2018, for the six months ended June 30, 2018.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form Prospectus, including any annual information form, annual report on Form 20-F, comparative annual consolidated financial statements and the auditors’ report thereon, comparative interim consolidated financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the date on which the Offering under this Prospectus Supplement ends, shall be deemed to be incorporated by reference in the Prospectus.

In addition, to the extent that any document or information incorporated by reference in the Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement and prior to the date on which the Offering under this Prospectus Supplement ends, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement and the Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

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Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in the Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in the Prospectus or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Prospectus; (ii) the consents of the Corporation’s auditor and legal counsels; (iii) the powers of attorney from the directors and certain officers of the Corporation and (iv) the Equity Distribution Agreement described in this Prospectus Supplement.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the accompanying Prospectus, unless otherwise indicated, all dollar amounts and references to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference in the Prospectus contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:

Year Ended December 31
	2017(1)	2016(2)	2015(2)
Highest rate during the period	C$1.3743	C$1.4589	C$1.3990

Lowest rate during the period	C$1.2128	C$1.2544	C$1.1728

Average rate for the period	C$1.2986	C$1.3248	C$1.2787

Rate at the end of the period	C$1.2545	C$1.3427	C$1.3840

Notes:

(1)	2017 data from the Bank of Canada reflects the daily average noon rates.
(2)	2016 and 2015 data from the Bank of Canada reflects the noon exchange rates.

On October 23, 2018, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3098. Unless otherwise indicated, currency translation in this Prospectus Supplement reflect the October 23, 2018 rate.

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OFFERING SUMMARY

Issuer:	Oncolytics Biotech Inc.
Offering:	In accordance with the Equity Distribution Agreement, we may offer and sell our common shares through the Agent, as agent, up to an aggregate offering amount of US$30,000,000, subject to an aggregate maximum of US$6,450,000 under this Prospectus Supplement.
Manner of Offering:	“At-the-market” offering that may be made from time to time through our sales agent, the Agent. See “Plan of Distribution” on page S- 18.
Common Shares Outstanding Before this Offering:	16,919,535 Common Shares (non-diluted)
Common Shares Outstanding Immediately Following this Offering(1):	19,002,935 Common Shares (non-diluted) after the issuance of up to 2,083,400 Common Shares, assuming a sales price of US$3.0959 per Common Share, which was the closing price of the Common Shares on NASDAQ on October 23, 2018, for the US$30,000,000 that may be sold from time to time through the Agent, subject to a maximum of US$6,450,000 under this Prospectus Supplement. The actual number of Common Shares issued and outstanding will vary depending on the actual sales prices and aggregate dollar amount sold under the Offering.
Use of Proceeds:	We intend to use the net proceeds from the Offering, if any, for the advancement of the Corporation’s clinical development program, related support costs and general corporate and administrative expenses. The amounts actually expended for the purposes described above may vary significantly depending upon a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement. See “Use of Proceeds”.
Listing Symbols:	NASDAQ: ONCY
TSX: ONC
Risk Factors:	This investment involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page S-9 of this Prospectus Supplement and on page 6 of the Prospectus.

Note:

(1)	Unless otherwise stated, all information contained in this Prospectus Supplement reflects an assumed public offering price of US$3.0959 per Common Share, which was the last reported sale price of our Common Shares on the NASDAQ on October 23, 2018.

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RISK FACTORS

Prospective purchasers of Common Shares should consider carefully the risk factors set out in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus. Discussions of certain risks affecting Oncolytics in connection with its business are set forth under “Risk Factors” in the Prospectus and in our annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the Prospectus.

Volatility of market price of the Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Special Notice Regarding Forward-Looking Statements” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including the NASDAQ and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

Purchasers will suffer immediate and substantial dilution

Because the price of the Common Shares under the Offering significantly exceeds the net tangible book value per share of the Common Shares, a purchaser of Common Shares in the Offering will incur immediate and substantial dilution of his, her or its investment. If the Over-Allotment Option is exercised, you will incur additional dilution. See “Dilution” in this Prospectus Supplement.

The Corporation will have broad discretion over the use of the net proceeds from the Offering and the Corporation may not use these proceeds in a manner desired by the Corporation’s shareholders

Management will have broad discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from the Offering in ways that the Corporation’s shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Common Shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Prospectus Supplement, the Corporation intend to use the net proceeds from the Offering as described under the heading “Use of Proceeds”. However, the Corporation’s needs may change as the business and the industry the Corporation addresses evolve. As a result, the proceeds to be received in the Offering may be used in a manner significantly different from the Corporation’s current expectations.

The Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future; therefore, the Corporation’s shareholders may not be able to receive a return on their Common Shares until they sell them

The Corporation has never paid or declared any cash dividends on its Common Shares. The Corporation does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because, among other reasons, the Corporation currently intends to retain any future earnings to finance its business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Corporation’s general financial condition and other factors the board of directors of the Corporation may consider appropriate in the circumstances. Until the Corporation pays dividends, which it may never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.

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You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this Prospectus Supplement under U.S. federal securities laws.

We are a company continued under the laws of the Province of Alberta, Canada. Most of our directors and officers as well as the certain of the experts named in this Prospectus Supplement and the accompanying Prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or certain of the experts named in this Prospectus Supplement.

The Corporation is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. holders of Common Shares should be aware that the Corporation believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Corporation expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. shareholder’s holding period of the Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

THE CORPORATION

Oncolytics Biotech Inc. was incorporated pursuant to the ABCA on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles of incorporation (the “Articles”) and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we amended our Articles by removing the private company restrictions included therein and subdivided the 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we amended our Articles to permit shareholder meetings to be held at any place in Alberta or at any other location as determined by our board of directors (the “Board”). On May 22, 2018, we amended our Articles of Incorporation to effect a consolidation (the “Consolidation”) of the Common Shares on the basis of 9.5 pre-Consolidation Common Shares for each one post-Consolidation Common Share.

We have two material operating subsidiaries: Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc., a Delaware corporation. Oncolytics Biotech (Barbados) Inc. is incorporated pursuant to the laws of Barbados and is a wholly-owned direct subsidiary of the Corporation. Oncolytics Biotech (U.S.) Inc. is incorporated pursuant to the laws of Delaware and is a wholly-owned direct subsidiary or Oncolytics Biotech (Barbados) Inc.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

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RECENT DEVELOPMENTS

Purchase Agreement with Lincoln Park Capital Fund, LLC

The Corporation and Lincoln Park Capital Fund, LLC (“LPC”) have entered into a purchase agreement (the “LPC Purchase Agreement”) providing for the issue and sale to LPC of up to US$26,000,000 worth of our Common Shares. Upon signing of the LPC Purchase Agreement LPC initially purchased U.S.$1,000,000 of Common Shares. Thereafter and subject to the terms and conditions of the LPC Purchase Agreement, Oncolytics has the right to sell and LPC is obligated to purchase, up to an additional US$25 million worth of Common Shares over a 30-month period at prices that are based on the market price of the Common Shares at the time of each sale to LPC. Oncolytics, in its sole discretion, controls the timing and amount of all sales of Common Shares to LPC under the Purchase Agreement.

BUSINESS OF THE CORPORATION

General

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of pelareorep, a systemically administered immuno-oncology (“I-O”) viral agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our potential product for human use, pelareorep, an unmodified reovirus, is a first in class systemically administered I-O viral agent for the treatment of solid tumors and hematological malignancies.

Scientific Background

Pelareorep’s anti-tumor activity is based on three modes of action which are complementary but not interdependent (see Figure 1, below):

•	Selective viral replication in permissive cancer cells which leads to tumor cell lysis.

•	Activation of innate immunity in response to the infection which results in a cascade of chemokines/cytokines causing natural killer (“NK”) cells to be activated and attack cancer cells.

•	A specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (including infected tumor cells and/or dendritic cells, “APCs”) to T cells.

Summary of Research and Development highlights

Preclinical and Translational Research data to date indicate the following:

•	Pelareorep has anticancer effects in models of metastatic cancers that can prolong survival in these models when using immuno-competent rodents.

•	The survival benefit in animal models can be enhanced when pelareorep is given in combination with chemotherapy, immunotherapy (e.g., checkpoint inhibitors, IMiDs, rituximab, etc.) or radiotherapy.

•	A toxic dose of reovirus T3D has not been reached/established in animal models and infection presents with minimal side-effects.

Clinical data to date indicate the following:

•	More than 1,400 patients have been enrolled in clinical studies conducted in the United States, Canada and the European Union. Of these, more than 1,000 patients received pelareorep, with over 930 via intravenous (“IV”) administration and over 90 by intratumoral injections (“ITu”). The remaining patients were randomized to control arms.

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•	Pelareorep has been administered as single or multiple doses (intratumoral or intravenous), either as a mono-therapy or in combination with chemotherapy, immunotherapy (e.g., checkpoint inhibitors), and radiotherapy.

•	No Maximum Tolerated Dose (“MTD”) for intravenous pelareorep as mono-therapy was defined in the two Phase 1 studies (REO 004 and 005). Dose-limiting toxicities (“DLTs”) were seen in some of the combination trials with pelareorep and chemotherapy, which generally enrolled heavily pre-treated patients.

•	When combined with chemotherapeutic agents, pelareorep does not appear to enhance either the frequency or severity of the adverse effects of the chemotherapeutic agents.

•	There is emerging evidence that pelareorep may impact overall survival (“OS”) in metastatic breast cancer (MBC) and metastatic adenocarcinoma of the pancreas (“MAP”):

•	In a randomized, controlled Phase 2 study of paclitaxel with pelareorep versus paclitaxel alone in MBC (CCTG IND. 213) median survival time was greater for subjects treated with paclitaxel and pelareorep (median 17.4 months) than subjects treated with paclitaxel alone (10.4 months, hazard ratio (“HR”) 0.65).

•	In a single arm study with gemcitabine plus pelareorep in first line MAP (REO 017) the median overall survival (mOS) was 10 months with a 1-year and 2-year survival of 46% and 24%, respectively.

•	In a two-arm Phase 2 randomized study (NCI 8601), patients with MAP were randomized to receive either carboplatin, paclitaxel and pelareorep (test arm) or carboplatin and paclitaxel alone (control arm). The median OS was similar for both arms, but the probability of survival at Year 2 was 20% in the test arm compared to 9% in the control arm.

Mechanism of Action

Figure 1. Proposed mechanism of action for pelareorep.

Direct cell lysis - Reovirus Replication in Permissive Cancer Cells

Selective viral replication and lysis in cancer cells and not normal cells is mediated by the host cellular protein PKR (dsRNA-activated protein kinase). In non-cancer cells that are infected with reovirus, PKR activates in the presence of the virus which in turn inhibits viral gene translation. However, in permissive cancer cells, PKR activation is inhibited, allowing for viral gene translation and eventual cell lysis.

It was originally established that selective lysis with reovirus was mediated by tumor cells with an activated RAS-pathway, since active RAS inhibits PKR activation. However, more recent investigations have revealed that reovirus replication is not just restricted to cells with an active RAS pathway, oncogenic mutations and amplifications in upstream (“EGFR”) and downstream (“BRAF”) mediators of the RAS-pathway also allow for viral replication and oncolysis. Moreover, active RAS is known to stimulate over 18 downstream effector proteins, many of which have been shown to facilitate viral replication, such as activation of Raf/MEK/ ERK, RalGEF/p38, and JNK signalling pathways. Cells bearing dysfunctional or deleted tumor suppressor genes (p53, ATM and Rb) and or chemo- or radiation-induced cell stress also show increased sensitivity to reovirus replication and lysis.

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Induction of Innate Immunity

Preclinical and clinical studies provide compelling lines of evidence that pelareorep functions as an immunogenic agent. Indeed, preclinical studies by Steele and colleagues demonstrated that melanoma cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory milieu promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T-cells, altering the tumour microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independent of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus in turn stimulate the innate antitumor activity of NK (natural killer) cells through the release of proinflammatory cytokines, demonstrating that dendritic cells’ recognition of reovirus may trigger a beneficial innate immune response.

A clinical trial with pelareorep (REO 013) provided an opportunity to study human NK cell activation, in humans, in a controlled manner. Ten colorectal cancer patients with liver metastases received between one and five doses of pelareorep prior to surgical resection of their tumor. NK cell activation peaked 24 to 48 hours post-infection, coincident with a peak of pro-inflammatory cytokines. NK cells within reovirus-treated blood mononuclear cells were stimulated to kill tumor targets, but not normal hepatocytes. Moreover, NK cells were able to hand-off virus to tumors for direct oncolytic killing. Similarly, NK cells within liver mononuclear cells became selectively cytotoxic towards tumor cells when activated by reovirus. These results showed that reovirus modulates human NK cell activity in vivo and suggest that this may contribute to the therapeutic effect of pelareorep.

Induction of Adaptive Immunity

Adaptive anti-tumor immunity allows for elimination of existing cancer cells and performs constant surveillance, preventing relapse, and increasing patient overall survival. An adaptive immune response requires two signals: a signal from an APC, as well as a co-stimulation signal in the form of cytokines. In the absence of both signals, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following its therapeutic administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (“TAAs”) and viral-associated antigens (“VAAs”) for processing and presentation by APCs, such as dendritic cells. Through the combined actions of these immunological events, pelareorep facilitates the display of novel ‘foreign’ antigens on the surface of infected tumor cells and APCs. Simultaneously, pelareorep induces an inflammatory response promoting the expression of co-stimulatory molecules and inflammatory cytokines. Together, pelareorep mediated immunological events over-rule tumor antigen presentation impairments and initiate adaptive anti-tumor immunity.

By promoting the expression of novel antigens and the release of inflammatory cytokines, pelareorep, promotes an inflamed tumor phenotype. An inflamed tumor phenotype is characterized by NK and T-cell infiltration, increased expression of chemokines/ cytokines, and increased expression of checkpoint ligands. This phenotype correlates with an increase in overall survival and has a positive prognostic value for early stage cancers. In patients with metastatic cancer, an inflamed tumor phenotype is associated with better clinical outcomes when treated with immunotherapies, including immune checkpoint blockade inhibitors, cancer vaccines, and adoptive T-cell therapies. By promoting an inflamed tumor phenotype, pelareorep primes an anti-cancer immune response (see Figure 2, below).

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Figure 2. Pelareorep primes an anti-cancer immune response

Clinical Development Plan

We are directing a three-part clinical development program with the objective of developing pelareorep as a human cancer therapeutic. Our clinical development program focuses on the three components of pelareorep’s mechanism of action and includes the following:

Chemo combinations

Our primary focus has been on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various cancer indications. In 2017, we reported additional clinical data from our randomized clinical program which includes the clinical trial collaborations with the Canadian Cancer Trials Group (“CCTG”, formerly known as the National Cancer Institute of Canada). Specifically, subgroup analysis in the IND.213 trial in MBC revealed a significant improvement in overall survival of patients that are hormone receptor positive (“HR+”) / human epidermal growth factor receptor 2 negative (“HER2-”). In HR+/HER2- patients, pelareorep therapy in combination with paclitaxel doubled the overall survival from 10.8 month with paclitaxel therapy alone to 21.8 months with pelareorep plus paclitaxel. This increase in overall survival is consistent with previous survival data reported from our NCI pancreatic trial which suggests a long term survival benefit when comparing test and control arms at 24 months.

Combination with IMiDs/targeted therapy

Our second program focuses on the potential of pelareorep to stimulate a patient’s innate immunity and the potential for an infection to cause a cascade of chemokines/cytokines activating NK cells to attack cancer cells. In 2017, patient enrollment commenced on a clinical collaboration with Myeloma UK and Celgene that combines pelareorep with immune modulator therapies (“IMiDs”) which enhance NK cell activation.

Immunotherapy combinations

Our third program focuses on the potential for pelareorep to cause a specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by APCs to T cells. In 2017 we announced our first data set combining a checkpoint inhibitor with pelareorep and pembrolizumab (Keytruda®) in pancreatic cancer, which demonstrated safety and tolerability and in five efficacy evaluable patients, one had a partial response (six-month duration) and two had stable disease (lasting 126 and 221 days). Additional basket study concepts are now being planned.

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Business Strategy

Our business strategy is to develop and market pelareorep in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development. We intend to achieve our business strategy by focusing on these key areas:

•	Develop pelareorep through our clinical development plan assessing the safety and efficacy in human subjects;

•	Establish collaborations with experts to assist us with scientific and clinical developments of this new potential pharmaceutical product;

•	Implement strategic alliances with selected pharmaceutical and biotechnology companies and selected laboratories, at a time and in a manner where such alliances may complement and expand our research and development efforts on the product and provide sales and marketing capabilities;

•	Utilize our broadening patent base and collaborator network as a mechanism to meet our strategic objectives; and

•	Develop relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. Our new product development presently being conducted is primarily of a research and development nature. In this Prospectus Supplement, statements of our “belief” are based primarily upon our results derived to date from our research and development program with animals, early stage human trials and our most recent data in HR+/HER2- mBC patients, and upon which we believe that we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result expected by us will occur.

As of the date hereof, we do not intend to become a fully integrated pharmaceutical company with substantial in-house research and development, marketing and distribution or manufacturing capabilities. We are pursuing a strategy of establishing relationships with larger companies as strategic partners. We intend to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for our products. It is anticipated that future clinical development into large international or pivotal trials would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance. In exchange for certain product rights and commitments to market our products, the strategic partners would be expected to share in gross proceeds from the sale of our product or products and potentially share in various market or manufacturing opportunities. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of common shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the compensation payable to the Agent under the Equity Distribution Agreement and expenses of the distribution. The Agent will receive a cash fee not exceeding three percent (3%) of the gross proceeds realized from the sale of our common shares for services rendered in connection with the Offering. We estimate the total expenses of the Offering, excluding the fee paid to the Agent, will be approximately US$150,000.

Assuming estimated net proceeds of approximately US$6,300,000, we intend to use the net proceeds from the Offering, if any, for the advancement of the Corporation’s clinical development program, related support costs and general corporate and administrative expenses. General corporate and administrative expenses may include funding ongoing operations and/or capital requirements, discretionary capital programs and potential future acquisitions. Although, the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where for sound business reasons, a reallocation of funds may be deemed prudent or necessary, and may vary materially from that set forth above. Pending the uses described above, we plan to invest the net proceeds from the Offering in short- and intermediate-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

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The amounts actually expended for the purposes described above may vary significantly depending upon a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Except for the issuance of Common Shares of the Corporation as set forth under the heading “Prior Sales” in this Prospectus Supplement, there has not been any material change in the share and loan capital of the Corporation, on a consolidated basis, since the Corporation’s most recently filed financial statements for the six months ended June 30, 2018.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the trading symbol “ONC” and on the NASDAQ under the trading symbol “ONCY”. Prior to the commencement of trading of the Common Shares on NASDAQ on June 1, 2018, the Common Shares were quoted for trading on the OTCQX under the trading symbol “ONCYD”. On October 23, 2018, the closing bid price of our Common Shares on the NASDAQ was US$3.0959 and the closing price of our Common Shares on the TSX was C$4.07.

The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX, NASDAQ and OTCQX for the periods indicated:

	TSX(1)				OTCQX / NASDAQ(1)(2)
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	(US$)	(US$)	(US$)	(Shares)
2017
September	6.84	4.75	5.985	608,338	5.605	3.80	4.94	245,684
October	6.27	5.035	5.415	248,538	5.13	3.895	4.18	224,526
November	8.17	5.225	6.65	837,293	6.365	3.99	5.13	533,410
December	7.41	6.27	6.745	409,580	5.795	4.845	5.415	264,695

2018
January	10.64	6.555	7.03	1,219,326	8.55	5.225	5.70	837,000
February	7.60	5.51	7.60	568,884	5.89	4.275	5.795	611,621
March	8.17	6.08	6.27	341,092	6.365	4.75	4.845	553,189
April	7.315	5.795	6.175	210,479	5.70	4.465	4.56	343,589
May	10.650	5.795	8.20	1,088,818	8.075	4.465	6.10	1,182,710
June	10.00	6.60	7.05	668,081	5.31	4.00	5.44	2,089,953
July	8.00	6.12	6.50	219,686	6.0371	4.70	4.96	521,344
August	6.76	5.23	5.46	447,865	7.40	4.89	4.18	1,362,577
September	6.52	4.94	4.96	746,789	5.1199	3.77	3.86	1,412,087
October 1 to 23	5.47	4.00	4.07	770,903	4.33	3.06	3.0959	1,516,691

Note:

(1)	On May 22, 2018, the Corporation completed the Consolidation of its Common Shares on the basis of 9.5 pre-Consolidation Common Shares for each one post-Consolidation Common Share. Information is presented as though the Consolidation occurred on August 31, 2017.
(2)	The Common Shares commenced trading on NASDAQ on June 1, 2018. Information provided for dates prior to June 1, 2018 reflects inter-dealer prices on the OTCQX without retail mark-up, mark-down or commission and may not represent actual transactions and information from and after June 1, 2018 reflects the market price ranges of the Common Shares on the NASDAQ.

PRIOR SALES

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve month period preceding the date of this Prospectus Supplement.

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Common Shares

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation issued an aggregate of 2,112,061 Common Shares (after giving effect to adjustments arising as a consequence of the Consolidation), the particulars of which are set forth in the following table:

Date of Issue	Number of Common Shares Issued(1)	Price per Common Share (US$)(1)
November 2, 2017	3,052	4.37
November 21, 2017	110,947	5.795
December 4, 2017	5,368	5.225
January 12, 2018	42,894	8.075
January 15, 2018	11,789	8.075
May 2, 2018	1,000	3.04
May 4, 2018	52	3.04
May 7, 2018	2,210	3.04
May 7, 2018	1,052	2.09
May 8, 2018	2,105	2.09
May 9, 2018	1,052	2.09
June 5, 2018	1,532,278	5.83
June 18, 2018	157	6.83
July 16, 2018	10,526	1.88
September 12, 2018	6,473	2.82
September 17, 2018	3,000	2.04
September 18, 2018	5,700	2.39
September 27, 2018	4,420	2.39
September 28, 2018	115,014	4.1082
September 28, 2018	248,762	4.0199
October 2, 2018	4,210	2.20

Note:

(1)	On May 22, 2018, the Corporation completed the Consolidation of its Common Shares on the basis of 9.5 pre-Consolidation Common Shares for each one post-Consolidation Common Share. Information is provided on a post-Consolidation basis.

Stock Options

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation granted stock options pursuant to its amended and restated stock option plan exercisable for an aggregate of 337,559 Common Shares (after giving effect to adjustments arising as a consequence of the Consolidation). The particulars of such grants are set forth in the following table:

Date of Grant	Number of Options Granted(1)	Exercise Price (C$)(1)
November 1, 2017	1,578	5.42
November 7, 2017	5,263	5.42
November 16, 2017	4,736	5.42
March 8, 2018	307,042	7.41
April 2, 2018	3,157	6.27
April 23, 2018	2,105	6.46
May 1, 2018	1,578	5.80
July 9, 2018	10,000	7.81
August 7, 2018	2,100	5.78
September 20, 2018	1,500	5.67

Note:

(1)	On May 22, 2018, the Corporation completed the Consolidation of its Common Shares on the basis of 9.5 pre-Consolidation Common Shares for each one post-Consolidation Common Share. Information is provided on a post-Consolidation basis.

Share Awards

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation granted restricted share awards pursuant to its amended and restated incentive share award plan which, upon vesting, will entitle the holders thereof to receive up to an aggregate of 38,471 Shares (after giving effect to adjustments arising as a consequence of the Consolidation). The particulars of such grants are set forth in the following table:

Date of Grant	Number of Share Awards Granted(1)
November 16, 2017	2,105
December 1, 2017	23,828
December 31, 2017	3,647
March 31, 2018	6,786
April 2, 2018	2,105

Note:

(1)	On May 22, 2018, the Corporation completed the Consolidation of its Common Shares on the basis of 9.5 pre-Consolidation Common Shares for each one post-Consolidation Common Share. Information is provided on a post-Consolidation basis.

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PLAN OF DISTRIBUTION

We have entered into the Equity Distribution Agreement with the Agent under which we may issue and sell from time to time up to US$30,000,000 of our Common Shares through the Agent, as agent, subject to sales of a maximum of US$6,450,000 that may be offered and sold under this Prospectus Supplement.

Sales of the Common Shares will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NASDAQ or other existing trading markets in the United States. Subject to the terms and conditions of the Equity Distribution Agreement and upon delivery of a placement notice from us, the Agent will solicit offers to purchase our Common Shares directly on the NASDAQ or other existing trading markets in the United States. We will instruct the Agent as to the number of Common Shares to be sold by them from time to time. No Common Shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions. We may instruct the Agent not to the sell Common Shares if the sales cannot be effected at or above the price designated by us from time to time. We or the Agent may suspend the Offering of the Common Shares upon notice and subject to other conditions.

We will pay the Agent commissions, in cash, for its services in acting as agent in the sale of our Common Shares. The Agent will be entitled to compensation at a fixed commission rate of 3.0% of the gross sales price per Common Share sold. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse the Agent for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$50,000. We estimate that the total expenses for the Offering, excluding compensation and reimbursements payable to the Agent under the terms of the Equity Distribution Agreement, will be approximately US$100,000.

Settlement for sales of our Common Shares will occur on the second business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to us. Sales of our Common Shares as contemplated in this Prospectus will be settled through the facilities of The Depository Trust Company or by such other means as we and the Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Agent will use its commercially reasonable efforts, consistent with its sales and trading practices, to solicit offers to purchase the Common Shares under the terms and subject to the conditions set forth in the Equity Distribution Agreement. In connection with the sale of the Common Shares on our behalf, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of the Agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Agent against certain civil liabilities, including liabilities under the U.S. Securities Act.

The offering of Common Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject to the Equity Distribution Agreement, or (ii) termination of the Equity Distribution Agreement as permitted therein. We and the Agent may each terminate the Equity Distribution Agreement at any time upon ten days’ prior notice.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Agent will not engage in any market making activities involving our Common Shares while the Offering is ongoing under this Prospectus Supplement.

No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, the Common Shares in connection with the Offering or effect any other transaction that are intended to stabilize or maintain the market price of the Common Shares.

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The TSX has conditionally approved the listing of the Common Shares offered by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX. The NASDAQ has authorized, upon official notice of issuance, the listing of the Common Shares offered hereunder.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder generally applicable to an investor who acquires as beneficial owner Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times deals at arm’s length with the Company and the Agent, is not affiliated with the Company or the Agent, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares, as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Common Shares in connection with carrying on a business in Canada (“Non-Resident Holders”). This summary is not applicable to a Non-Resident Holder that is (i) an insurer carrying on an insurance business in Canada and elsewhere; or (ii) an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and counsel’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

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Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NASDAQ and TSX), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

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Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

The Company: (a) will make available to U.S. Holders, upon their written request, information as to its status as a PFIC and the PFIC status of any subsidiary in which the Company owns more than 50% of such subsidiary’s total aggregate voting power and (b) for each year in which the Company is a PFIC, provide to a U.S. Holder, upon written request, such information and documentation that a U.S. Holder making a QEF Election with respect to the Company and such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. The Company may elect to provide such information on its website. With respect to any Subsidiary PFIC in which the Company owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring Common Shares, the Company will request that such Subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Company can provide no assurances that such Subsidiary PFIC will provide such information.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

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A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

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Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Common Shares and net gains from the disposition of the Common Shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Common Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation’s shares. The amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to, among other securities, the Common Shares. This Prospectus Supplement and the Prospectus, both of which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement” in this Prospectus Supplement and the Prospectus. Statements contained in this Prospectus Supplement, the Prospectus or a document incorporated by reference in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the registration statement for a more complete description of the matter involved. The registration statement, and the items of information omitted from this Prospectus Supplement and the Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml).

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read any document that the Corporation has filed with the SEC on EDGAR at www.sec.gov/edgar.shtml and such information can also be inspected and copies ordered at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on SEDAR (www.sedar.com).

LEGAL MATTERS AND INTEREST OF EXPERTS

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent of the Corporation in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta. Ernst & Young LLP is registered with the U.S. Public Corporation Accounting Oversight Board.

Certain legal matters relating to the Offering will be passed upon on our behalf by McCarthy Tetrault LLP with respect to certain Canadian legal matters and by Dorsey & Whitney LLP with respect to certain U.S. legal matters and on behalf of the Agent by Goodwin Procter LLP with respect to certain U.S. legal matters. As at the date hereof, the partners and associates of each of McCarthy Tetrault LLP beneficially own, directly or indirectly, less than 1% of the Common Shares.

AGENT FOR SERVICE OF PROCESS

Messrs. Wayne Pisano, William G. Rice and Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano, Rice and Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

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BASE SHELF PROSPECTUS

May 4, 2018

Cdn.$150,000,000

Common Shares
Subscription Receipts
Warrants
Units

______________

Oncolytics Biotech Inc. (the “Corporation”, “Oncolytics”, “we”, “our” or “us”) may from time to time offer and issue the following securities: (i) common shares in the capital of the Corporation (“Common Shares”); (ii) subscription receipts of the Corporation exchangeable for Common Shares and/or other securities of the Corporation (“Subscription Receipts”); (iii) warrants exercisable to acquire Common Shares and/or other securities of the Corporation (“Warrants”); and (iv) securities comprised of more than one of Common Shares, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof, up to an aggregate offering price of $150,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”).

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Corporation and any other specific terms; (iii) in the case of Warrants, the number of such Warrants offered, the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Corporation and any other specific terms; and (iv) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the majority of its officers and directors are residents of Canada, that many of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Any investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

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All shelf information permitted under applicable securities legislation to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities, as discussed above, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

In connection with any offering of the Securities other than an “at-the-market distribution” (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Owning the Securities may subject you to tax consequences. This Prospectus and any applicable Prospectus Supplement may not describe the tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Forward-Looking Statements” and “Risk Factors”.

Our outstanding securities are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “ONC” and are quoted for trading on the OTCQX Best Market (“OTCQX”) under the trading symbol “ONCYF”. On May 3, 2018, the closing price of our Common Shares on the TSX was $0.63 per Common Share.

Messrs. Wayne Pisano, William G. Rice and Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano, Rice and Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

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TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “issuer” “Oncolytics” or the “Corporation” are to Oncolytics Biotech Inc., including, where the context requires, its subsidiaries and affiliates.

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using IFRS as issued by IASB and adopted by the Accounting Standards Board of Canada.

This Prospectus provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under this Prospectus, the Corporation will file and deliver, except in cases where an exemption from such delivery requirement has been obtained, a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement also may add, update or change information contained in this Prospectus. Before investing, investors should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference”.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide you with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain statements relating to future events or the Corporation’s future performance which constitute forward-looking statements within the meaning of applicable Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks inherent in pharmaceutical research and development;

•	risks related to timing and possible delays in our clinical trials;

•	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

•	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

•	risks related to being subject to government manufacturing and testing regulations;

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•	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	risks related to potential product liability claims;

•	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

•	risks related to our new products not being accepted by the medical community or consumers;

•	risks related to our technologies becoming obsolete;

•	risks related to our dependence on third party relationships for research and clinical trials;

•	risks related to our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. Ltd.;

•	risks related to our lack of operating revenues and history of losses;

•	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

•	risks related to other third-party arrangements;

•	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

•	risks related to potential increases in the cost of director and officer liability insurance;

•	risks related to our dependence on key employees and collaborators;

•	risks related to Barbados law, including those relating to the enforcement of judgments obtained in Canada or the United States;

•	risks related to the effect of changes in the law on our corporate structure;

•	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

•	risks related to fluctuations in interest rates;

•	risks related to information technology systems; and

•	risks related to our Common Shares.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in our Annual Report. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements other than as required under applicable securities laws.

Prospective investors should carefully consider the information contained under the heading “Risk Factors” in our Annual Report and all other information included in or incorporated by reference in this Prospectus before making investment decisions with regard to the Securities.

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RISK FACTORS

An investment in the Securities involves a high degree of risk. Prospective investors should note that there is no market through which the Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

Prospective investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including in subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement before purchasing the Securities offered hereby. Discussions of certain risks affecting the Corporation in connection with its business are provided under the heading “Risk Factors” in our Annual Report filed with the various securities regulatory authorities, which is incorporated by reference in this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 telephone (403) 670-7377, and are available electronically under the Corporation’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	our annual report on Form 20-F (“Annual Report”) dated March 19, 2018, for the year ended December 31, 2017 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form);

(b)	our management information circular dated March 27, 2018 relating to the annual general meeting of shareholders to be held on May 3, 2018;

(c)	our audited consolidated financial statements, together with the notes thereto, as at December 31, 2017 and 2016, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2017 and 2016, together with the independent auditors’ report thereon; and

(d)	our management’s discussion and analysis of financial condition and results of operations dated March 8, 2018, for the year ended December 31, 2017.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual report on Form 20-F, comparative annual consolidated financial statements and the auditors’ report thereon, comparative interim consolidated financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the date which is 25 months from the date of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein)

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Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and the related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new information circular relating to an annual general meeting of holders of Common Shares being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the information circular for the preceding annual general meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101) pertaining to a distribution of Securities will be filed under the Corporation’s profile on SEDAR (www.sedar.com). In the event that such marketing materials are filed subsequent to the date of filing of the applicable prospectus supplement pertaining to the distribution of the Securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of Securities hereunder.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus, except in cases where an exemption from such delivery requirement has been obtained, and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Corporation’s auditor and legal counsel; and (iii) the powers of attorney from the directors and certain officers of the Corporation. A copy of the form of warrant indenture, unit indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

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ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the registration statement for a more complete description of the matter involved. The registration statement, and the items of information omitted from this Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml). Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read any document that the Corporation has filed with the SEC on EDGAR at www.sec.gov/edgar.shtml and such information can also be inspected and copies ordered at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on SEDAR (www.sedar.com).

THE CORPORATION

Oncolytics Biotech Inc. was incorporated pursuant to the ABCA on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles of incorporation (the “Articles”) and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we further amended our Articles by removing the private company restrictions included therein and subdivided the 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we further amended our Articles to permit shareholder meetings to be held at any place in Alberta or at any other location as determined by our board of directors (the “Board”).

We have two material operating subsidiaries: Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc., a Delaware corporation. Oncolytics Biotech (Barbados) Inc. is incorporated pursuant to the laws of Barbados and is a wholly-owned direct subsidiary of the Corporation. Oncolytics Biotech (U.S.) Inc. is incorporated pursuant to the laws of Delaware and is a wholly-owned direct subsidiary or Oncolytics Biotech (Barbados) Inc.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

BUSINESS OF THE CORPORATION

General

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN (pelareorep), a systemically administered immuno-oncology (“I-O”) viral agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our potential product for human use, pelareorep, an unmodified reovirus, is a first in class systemically administered I-O viral agent for the treatment of solid tumors and hematological malignancies.

Further information regarding the business of the Corporation is contained in the Annual Report under the heading “Item 4 – Information on the Company”, which document is incorporated by reference in this Prospectus. See “Documents Incorporated by Reference.”

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Recent Developments

On February 23, 2018, the Corporation received approval from the holders of Common Shares to amend the Articles to effect the consolidation of the issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the Board, in its sole discretion, provided that the ratio may be not less than two (2), and not more than fifteen (15), pre-consolidation Common Shares for each one post-consolidation Common Share, such amendment to become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation, but in any event no later than February 22, 2019, subject to approval of the Toronto Stock Exchange.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation on a consolidated basis since December 31, 2017.

USE OF PROCEEDS

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Our authorized capital consists of an unlimited number of Common Shares. The following is a summary of the provisions attached to our Common Shares.

Common Shares

The holders of our Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by the Board and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

As at the date hereof, we have 142,325,222 Common Shares issued and outstanding. After giving effect to the exercise of all outstanding options to acquire Common Shares and all outstanding share awards granted under the Corporation’s Incentive Share Award Plan, we would have 154,164,330 Common Shares issued and outstanding.

Common Share Purchase Warrants

As of the date hereof, we have 16,445,000 Common Share purchase warrants (the “2017 Warrants”) issued and outstanding. Each 2017 Warrant entitles the holder to purchase one Common Share until June 1, 2022, at an exercise price of $0.95. The 2017 Warrants are subject to acceleration if the volume weighted average price of the Common Shares equals or exceeds $2.50 for a period of 15 consecutive trading dates.

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In addition, as of the date hereof, the Corporation has outstanding Common Share purchase warrants as follows:

•	a Common Share purchase warrant (the “First Adlai Warrant”) exercisable by the holder thereof until May 14, 2018 to purchase such number of Common Shares as is calculated by dividing US$2,000,000 by the Exercise Price (as defined below); and

•	a Common Share purchase warrant (the “Second Adlai Warrant”) exercisable by the holder thereof until November 14, 2020 to purchase such number of Common Shares as is calculated by dividing US$6,000,000 by the Exercise Price.

For purposes of the First Adlai Warrant and the Second Adlai Warrant, the term “Exercise Price” means an amount equal to 120% of the volume weighted average trading price of the Common Shares on the TSX (or, if the Common Shares begin trading on The NASDAQ Capital Market, on The NASDAQ Capital Market as of the date such trading commences) for the five trading days immediately preceding the exercise date.

The First Adlai Warrant is subject to a right to call by the Corporation upon the later of: (i) May 14, 2018; and (ii) the date of the enrollment of the first patient in a Phase III Study related to pelareorep. The Second Adlai Warrant is subject to a right to call by the Corporation upon the date of the enrollment of the fiftieth (50th) patient in a Phase III Study related to pelareorep.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement (the ”Subscription Receipt Agreement”). A copy of the Subscription Receipt Agreement will be filed by us with the applicable securities regulatory authorities after it has been entered into by us and will be available electronically under the Corporation’s profile on SEDAR (www.sedar.com) and, if applicable, we will file with the SEC via EDGAR (www.sec.gov/edgar.shtml) as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that we file with the SEC, any Subscription Agreement describing the terms and conditions of such Subscription Receipts that we are offering before the issuance of such Subscription Receipts.

Pursuant to the Subscription Receipt Agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Share or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus or a Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

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•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material Canadian tax consequences of owning such Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with one or more other Securities. If applicable, we will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that we file with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that we are offering before the issuance of such Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

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DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date. If applicable, we will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that we file with the SEC, any unit agreement describing the terms and conditions of such Units that we are offering before the issuance of such Units.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PLAN OF DISTRIBUTION

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and we may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering and sale of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering and sale of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered and sold thereby.

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If the underwriters purchase Securities from us as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities as principal will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered and sold by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX or other existing trading markets for the Common Shares. In the event that we elect to pursue an “at-the-market distribution” in Canada, we will apply for the required exemptive relief from the applicable securities commissions or similar regulatory authorities in Canada. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters. Any such reduction to the public offering price will not affect the net proceeds received by the Corporation.

The Securities may also be sold directly by us, pursuant to applicable statutory exemptions, at such prices and upon such terms as agreed to by us and the purchaser or through one or more agents designated by us from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of our general funds. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Any offering of Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants or Units will not be listed on any securities exchange. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities. See “Risk Factors”.

Unless otherwise specified in a Prospectus Supplement, in connection with any offering of the Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

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CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable.

LEGAL MATTERS AND INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP with respect to matters of Canadian law and Dorsey & Whitney LLP, with respect to matters of U.S. law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law. As at the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, own less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is Ernst & Young LLP, Chartered Professional Accountants, Calgary, Alberta. Ernst & Young LLP has confirmed that it is independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legislation or regulations.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices located in Calgary, Alberta and Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

Messrs. Wayne Pisano, William G. Rice and Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano, Rice and Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Corporation is a corporation existing under the Business Corporations Act (Alberta). Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

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